As filed with the Securities and Exchange Commission on April 29, 1997 Securities Act File No. 33-48166
Investment Company Act File No. 811-6688


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
FORM N-2

REGISTRATION STATEMENT UNDER
	          THE SECURITIES ACT OF 1933                         x
	  Pre-Effective Amendment No.                                     o

   	Post-Effective Amendment No. 3                       x

and/or

REGISTRATION STATEMENT UNDER
	THE INVESTMENT COMPANY ACT OF 1940            x
	                              Amendment No. 5                         x
(Check appropriate box or boxes.)
__________________

Smith Barney Municipal Fund, Inc.
(Exact name of registrant as specified in charter)

388 Greenwich Street, New York, New York 10013
(Address of principal executive offices)
Registrant's Telephone Number, Including Area Code
(212) 723-9218
Christina T. Sydor, Secretary
Smith Barney Municipal Fund, Inc.
388 Greenwich Street
New York, New York 10013
(Name and address of agent for service)
Copy to:
John E. Baumgardner, Jr., Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

	Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.


	If any of the securities being registered on this Form N-2 are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the 1933 Act), other than securities offered only in connection with dividend or interest reinvestment plans, check
the following box.    x

	It is proposed that this filing will become effective:
		x  when declared effective pursuant to section 8(c).





	This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-2 (Registration No. 33-48166).

	The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.







	SMITH BARNEY MUNICIPAL FUND, INC.
	Cross-Reference Sheet
	Parts A and B of Prospectus*


Items in Part A and B of Form N-2 *
Location

1  Outside Front Cover
Outside Front Cover

2.  Inside Front and Outside Back
Cover Page.
Inside Front and Outside Back Cover
Page

3.  Fee Table and Synopsis
Prospectus Summary; Fee Table

4.  Financial Highlights
Financial Highlights

5.  Plan of Distribution
Outside Front Cover

6.  Selling Shareholders
Not Applicable

7.  Use of Proceeds
Use of Proceeds; Investment
Objective and Management Policies

8.  General Description of Registrant
The Fund; Investment Objective and
Management Policies; Investment
Restrictions; Net Asset Value;
Description of Shares

9.  Management
Management of the Fund; Custodian,
Transfer, Dividend-Paying and Plan
Agent

10. Capital Stock, Long-Term Debt and
Other Securities
Dividends and Distributions;
Dividend Reinvestment Plan;
Description of Shares; Taxation

11. Defaults and Arrears on Senior
Securities
Not Applicable

12. Legal Proceedings
Not Applicable

13. Table of Contents of Statement of
Additional Information
Not Applicable

14. Cover Page
Not Applicable

15. Table of Contents
Not Applicable

16. General Information and History
The Fund, Investment Objective and
Management Policies

17. Investment Objective and Policies
lnvestment Objective and Management
Policies; Investment Restrictions;
Appendix B

18. Management
Management of the Fund; Custodian,
Transfer, Dividend-Paying  and Plan
Agent




19. Control Persons and Principal
Holders of Securities
Description of Shares

20. Investment Advisory and Other
Services
Management of the Fund

21. Brokerage Allocation and Other
Practices
Securities Transactions and
Turnover

22. Tax Status
Dividends and Distributions;
Dividend Reinvestment Plan,
Taxation

23. Financial Statements
Experts



* Pursuant to General Instructions of Form N-2, all information required to be set forth in Part B:
    Statement of Additional Information, has been included in Part A: The Prospectus.


The Prospectus of Smith Barney Municipal Fund, Inc. (the Fund) is incorporated by reference to Part A of Post-Effective Amendment No. 2 to the Funds Registration Statement filed on April 25, 1997 (Accession No. 91155-97-000211.
    	PART C


Information required to be included in Part C is set forth, under the appropriate item so numbered, in Part C of this Registration Statement.





	PART C
	OTHER INFORMATION



Item 24.  Financial Statements and Exhibits.

	(1)	Financial Statements

	Parts A and B

		(a)	Financial Highlights

		(b)	The Registrants Annual Report for the period ended December
31, 1996 and the Independent Auditors Report are incorporated by reference to the definitive 30b-2 filed on March 10, 1997 as accession number 91155-97-000139.

	Part C
		None

	(2) 	Exhibits:

		Exhibit
		Number			Description

		(a)(1)			Articles of Incorporation of Registrant*
		    (2)			Amended Articles of Incorporation of
Registrant*
		(b)			By-Laws.*
		(c)			Not Applicable.
		(d)			Form of Specimen Certificate representing shares
of
					Common Stock, par value $.001 per share**
		(e)			Registrants Dividend Reinvestment Plan***
		(f)			Not Applicable
		(g)(1)			Form of Investment Management Agreement.**
		    (2)			Form of Transfer and Assumption of
Investment
					Management Agreement between Registrant, Mutual
					Management Corp and Smith Barney Mutual Funds
					Management Inc. ***
		(h)			Form of Underwriting Agreement.**
		(i)			Not Applicable.
		(j)			Form of Custodian Services Agreement.**
		(k)			Form of Transfer Agency and Registrar
Agreement***
		(l)(1)			Opinion and consent of Sullivan &
Cromwell.**
		    (2)			Opinion and consent of Sullivan &
Cromwell.**
		(m)			Not Applicable
		(n)			Consent of KPMG Peat Marwick LLP****
		(o)			Not Applicable.
		(p)			Not Applicable.
		(q)			Not Applicable.
		(r)			Financial Data Schedule (filed herewith)




	   *	Previously filed. by Registrant with its initial Registration
Statement (No. 33-48166) on  May 27, 1992
	 **	Previously filed by Registrant with Pre-Effective Amendment No. 2 to its Registration
		Statement (No. 33-48166) on July 30, 1992
             ***	Previously filed by Registrant with Post-Effective Amendment
No. 1 to its Registration
		Statement (No. 33-48166) on March 21, 1996
	****	Previously filed by Registrant with Post-Effective Amendment No. 2 to its Registration
		Statement (No. 33-48166) on April 25, 1997.


Item 25.  Marketing Arrangements.

	Reference is made to the Underwriting Agreement, filed as Exhibit (h) by Registrant with Pre-Effective Amendment No. 3 to its Registration Statement
 .

Item 26.  Other Expense of Issuance and Distribution.

	The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Securities and Exchange Commission registration fees
$ 0

National Association of Securities Dealers, Inc. fee
   0

American Stock Exchange listing fee
   0

Blue Sky fees and expenses
   0

Costs of Stock Certificates
   0

Printing
 6,000

Legal fees and expenses
   0

Independent Auditors' fees and expenses
   0

Miscellaneous
    0_

	Total

$6,000




Item 27.  Persons Controlled by or Under Common Control.

	None




Item 28.  Number of Holders of Securities.

	The number of record holders of Registrant as of April 11, 1997 is as follows:

			(1)							(2)

Title of Class
	Number of Record Holders

Shares of Common Stock, par value
$.001 per share
                                97



Item 29.  Indemnification.

	Under Registrant's Articles of Incorporation, the directors and officers of Registrant will be indemnified to the fullest extent allowed and in the manner provided by Maryland law and applicable provisions of the Investment Company Act of 1940, as amended (the 1940 Act), including advancing of expenses incurred in connection therewith. Indemnification shall not be provided however to any officer or director against any liability to the Registrant or its security holders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

	Article 2, Section 405.2 of the Maryland General Corporation Law provides that the Articles of Incorporation of a Maryland corporation may limit the extent to which directors or officers may be personally liable to the Corporation or its shareholders for money damages in certain instances. The Registrant's Articles of Incorporation provide that, to the fullest extent permitted by Maryland law, as it may be amended or interpreted from time to time, no director or officer of the Registrant shall be personally liable to the Registrant or its shareholders. The Registrant's Articles of Incorporation also provide that no amendment of the Registrant's Articles of Incorporation or repeal of any of its provisions shall limit or eliminate any of the benefits provided to directors and officers in respect of any act or omission that occurred prior to such amendment or repeal.

	Insofar as indemnification for liabilities under the 1933 Act may be permitted to the directors and officers, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable. If a claim for indemnification against such liabilities under the 1933 Act (other than for expenses incurred in a successful defense) is asserted against the Fund by the directors or officers in connection with the Common Shares, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.


Item 30.  Business and other Connections of Investment Manager.

	Smith Barney Mutual Funds Management Inc. (SBMFM) was incorporated in 1968 and is a wholly owned subsidiary of Smith Barney Holdings Inc. (Holdings), which is in turn a wholly owned subsidiary of Travelers Group Inc. (Travelers). For additional information, see Management of the Fund in the Prospectus.

	The list required by this Item 30 of officers and directors of SBMFM, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past five fiscal years, is incorporated by reference to Schedules A and D of FORM ADV filed by SBMFM pursuant to the Advisers Act (SEC File No. 801-8314).

Item 31.  Location of Accounts and Records.

	Each Person maintaining physical possession of accounts, books and other documents of the Registrant required to be maintained pursuant to Section
31(a) of the 1940 Act, is listed below:

		(1)	Smith Barney Mutual Funds Management Inc.
			388 Greenwich Street
			New York, New York 10013

		(2)	PNC Bank, National Association
			17th and Chestnut Streets
			Philadelphia, Pennsylvania 19103.

		(3)	First Data Investor Services Group, Inc.
			Exchange Place
			Boston, Massachusetts 02109


Item 32.  Management Services.

	Not Applicable.


Item 33.  Undertakings.

	(1) Not Applicable.

	(2) Not Applicable.

	(3) Not Applicable.

	(4)(a) 	The Registrant undertakes to file, during any period in
which offers or sales are being made, a Post-Effective Amendment to the Registration Statement:

		(1)	to include any prospectus required by Section 10(a)(3) of
the 1933 Act;

		(2)	to reflect in the prospectus any facts or events after the
effective date of the Registration Statement (or the most recent Post-
Effective Amendment thereof) which, individually or in the aggregate, represent a fundamental change in the formation set forth in the Registration Statement; and

		(3)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.


	(4)(b)	Registrant undertakes that, for the purpose of determining
any liability under the 1933 Act, each subsequent Post-Effective Amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

	(4)(c)	Not Applicable.

	(5)	Not Applicable.

	(6)	Not Applicable.



	SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of April, 1997.

				SMITH BARNEY MUNICIPAL FUND, INC.


							By /s/ HEATH B. MCLENDON
							Heath B. McLendon
							Chairman of the Board and
							        Chief Executive Officer

	Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


signature			Title					Date


/s/ Heath B. McLendon 		Chairman of the Board and
Heath B. McLendon		Chief Executive Officer			April 29, 1997


/s/ Jessica Bibliowicz		President and Director			April 29,
1997
Jessica Bibliowicz


/s/ Joseph H. Fleiss*		Director					April 29,
1997
Joseph H. Fleiss


/s/ Donald R. Foley*		Director					April 29,
1997
Donald R. Foley


____________________		Director					April 29,
1997
Paul Hardin


/s/ Francis P. Martin*		Director					April 29,
1997
Francis P. Martin


/s/ Roderick C. Rasmussen*	Director					April 29,
1997
Roderick C. Rasmussen



/s/ John P. Toolan*                        Director				April
29, 1997
John P. Toolan


/s/ C. Richard Youngdahl*	Director					April 29,
1997
C. Richard Youngdahl


/s/ Lewis E. Daidone		Senior Vice President and
Lewis E. Daidone		Treasurer (Chief Financial
				and Accounting Officer)			April 29, 1997


*By: 	/s/Lewis E. Daidone
	Lewis E. Daidone
	Pursuant to Power of Attorney.





	SMITH BARNEY MUNICIPAL FUND, INC.
	EXHIBIT INDEX


Exhibit
Number                                                        Description of
Exhibit

    (r)					Financial Data Schedule

					Cover Letter




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